                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ________________



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                December 5, 2000


                                _______________



                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)



                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


               Form 20-F [X]                      Form 40-F [_]


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes   [_]                     No  [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

AD HOC DISCLOSURE

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on December 5, 2000, regarding the appointment of a new member of management of the registrant, is attached to this report as Appendix A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: December 5, 2000              By: /s/ Edward E. Rhyne
                                        -------------------------------------
                                        Edward E. Rhyne
                                        Executive Vice President and General
                                         Counsel

                                                                      APPENDIX A

IFCO Systems N.V. announces the enlargement of its management board

 .   Wolfgang Orgeldinger appointed Chief Information Officer,
     with responsibility for IT and e-logistics
 .   Reinforced expansion of logistics services

IFCO Systems N.V. (the "Company"), announced today the addition of Wolfgang Orgeldinger (43) to the Companys management board and Mr. Orgeldingers appointment as Chief Information Officer (CIO). Mr. Orgeldinger will be responsible for information technology and e-logistics.

In addition to the traditional tasks of a CIO, Mr. Orgeldinger will be responsible for all the Companys logistics and supply chain management activities and services. Mr. Orgeldingers responsibilities will include the implementation of transponder technology, which will enable the company to track and trace its round-trip containers ("RTCs") and provide information about the contents, routes and destinations of RTCs.

Mr. Orgeldinger is a very experienced logistics and IT manager in the European IT distribution industry. He joins IFCO Systems after spending seven years at Computer 2000 AG/Tech Data Group, a leading European IT distribution company based in Munich, with revenues of approximately DM 15 billion. Mr. Orgeldinger was a member of the management board of Computer 2000 AG/Tech Data Group and was responsible for that companys whole
European logistics and IT organization, which included more than 1,500 employees at 18 logistics sites. Before joining Computer 2000, Mr. Orgeldinger worked for nine years for Digital Equipment.

Munich/Houston, December 5, 2000


Contact Information:

Investor Relations
IFCO Systems
Catja Coellen
Zugspitzstr. 15, 82049 Pullach
Tel.: +49 89/74491-222
Fax: +49 89-74491-299

Public Relations
german communications dbk AG
Jorg Bretschneider
Holzdamm 28-32, 20099 Hamburg
Tel: + 49 40 46 88 33 0
Fax: + 49 40 47 81 80

Ende der Mitteilung